Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 MAR 27 AM 8:07

LINDEMANS
making life more enjoyable

11 March 2002

02028037

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
APR 10 2002
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

dlw 4/1

cc: Mark R. Saunders, Greenberg Traurig

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Facsimile 1300 300 021

11 March 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF SHARES ON EXERCISE OF OPTIONS

We advise that 20,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
8 March 2002	20,000	$5.17	30 October 1998

Application will be made by the Company for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 MAR 27 AM 8:07

LINDEMANS
making life more enjoyable

11 March 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

11 March 2002

Facsimile: 1300 300 021

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sirs

QUOTATION OF ADDITIONAL SECURITIES

We enclose herewith a form of application for quotation of 1,131,283 additional ordinary shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southcorp.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Southcorp Limited

ACN, ARBN or ARSN

007 722 643

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,131,283
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See Annexure A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	See Annexure A
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Between 05/12/01 and 08/03/02

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
738,720,488	Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
300,000	Fully paid ordinary shares
12,551,534	Options over unissued ordinary shares
See Annexure A	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All quoted securities rank equally in all respects from the date of allotment with existing ordinary shares including the crediting of dividends.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate *on exercise, the date on which notices* will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant to ASX that the issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those $^+$securities should not be granted $^+$quotation. We warrant to ASX that an offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...11.3.02.......
Company secretary

Print name: MARTIN MOULE HUDSON

== == == == ==

+ See chapter 19 for defined terms.

Annexure A

3, 5 & 6 Issue price and purpose of issue of the new securities

Number	Class
150,000	shares from the exercise of executive options at $5.17 each
380,000	shares from the exercise of executive options at $5.38 each
333,333	shares from the exercise of options under the MD Share Option Deed at $5.47 each
67,950	shares from the exercise of employee options at $4.65 each
100,000	shares pursuant to the Senior Executive Share and Option Plan at $2.22 each
50,000	shares pursuant to the Senior Executive Share and Option Plan at $2.32 each
50,000	shares pursuant to the Senior Executive Share and Option Plan at $2.87 each

9 Number and class of all securities not quoted on ASX (including the additional securities, if applicable)

Number	Class	
12,551,534	options expiring on various dates exercisable at various prices	(SRPAA)
300,000	fully paid unlisted shares pursuant to the Senior Executive Share and Option Plan	(SRPAI)

....

Company Secretary

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 MAR 27 AM 8

LINDEMANS
making life more enjoyable

12 March 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

12 March 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange
10th Floor
20 Bond Street
Sydney NSW 2000

Dear Sir

INTERIM REPORT TO SHAREHOLDERS

In accordance with Listing Rule 3.17, we enclose herewith a copy of the "Interim Report to Shareholders for the six months to 31 December 2001"sent to holders of the Company's securities.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au


Penfolds
BIN 389
CABERNET SHIRAZ
VINTAGE 1999
ROSEMOUNT ESTATE
SHIRAZ
ESTATE BOTTLED
LINDEMANS
BIN 65
CHARDONNAY
GOLD MEDAL WINNER
GOLD MEDAL

Southcorp has merged with Rosemount to form the largest premium wine company in the world.

SOUTHCORP

INTERIM REPORT TO SHAREHOLDERS
for the six months to 31 December 2001


Penfolds
ROSEMOU

Board of Directors

Richard H Allert, AM
FCA

Chairman, Non-Executive Director
A Director since August 1983; appointed Chairman in November 1989.

Robert I Oatley, BEM

Non-Executive Director
Appointed a Director and Deputy Chairman in November 2001.

Donald R Argus, AO
FAIBF FCPA

Non-Executive Director
A Director since May 1999.

Southcorp Limited 2002 Interim Results Highlights

- Net profit after tax up 162% to $210 million including profit from the sale of Water Heater
- Net Operating Profit After Tax before Amortisation rose 16% to $101 million
- Interim dividend raised 10% to 11.0 cents per share fully franked
- Wine integration virtually complete and on track to deliver at least $50 million in merger benefits
- Wine Earnings Before Interest, Tax and Amortisation (EBITA) on a like for like basis up 26% to $139 million
- International Wine EBITA on a like-for-like basis up 45% to $100 million
- Wine operating cash flow up 88% to $40 million pretax
- Penfolds case volume up 58% and revenue up 91%

T Brian Finn, AO
FIE (Aust), FTSE, FUTS, FACS
Non-Executive Director
A Director since August 1994; retired as Deputy Chairman in November 2001.

Stephen Gerlach, LLB
Non-Executive Director
A Director since August 1994.

Keith M Lambert,
Hons. BA, CA (Ontario)
Managing Director, Chief Executive Officer
Appointed Managing Director, Chief Executive Officer on 30 June 2001.

Helen A Lynch, AM
Non-Executive Director
A Director since July 1996.

Andrew G Oatley
Non-Executive Director
A Director since February 2001.

Richard F E Warburton
Non-Executive Director
A Director since June 1993.

Martin M Hudson
Chief General Counsel and Company Secretary


RICK H ALLERT, AM
Chairman

Financial Performance

Southcorp Limited (Southcorp) achieved a consolidated profit after tax of $210.1 million for the six months ended 31 December 2001, a rise of 162%. This increase was assisted by the sale of the Water Heater businesses, which recorded a profit after tax of $130 million. The profit from the sale of the Water Heater businesses included a provision for the forthcoming sale of the remaining United States business, the restructuring costs to integrate corporate and wine group operations and Water Heater sale transaction costs. Excluding the profit contribution from the sale of the Water Heater business, profit after tax but before amortisation grew 16% to $101 million.

The result was impacted by a number of changes to the business base including the divestment of most of the Packaging businesses in the prior period and the inclusion of Rosemount Estates in the current period.

Earnings Before Interest, Tax and Amortisation (EBITA) increased 11% to $167.3 million, with the earnings contribution from Rosemount Estates in the six months to December 2001 more than off-setting the absence of earnings from the Packaging business in the prior corresponding period.

Earnings per share before goodwill amortisation increased 129% to 31.3 cents per share due to the growth in profit, notwithstanding the increase in shares from the issue of 94.3 million shares to help fund the acquisition of Rosemount Estates completed on 27 February 2001.


WYNNS
COONAWARRA
ESTATE

Total sales declined 22% to $1.1 billion due to the sale of Packaging but were assisted by a 71% increase in Wine revenues following the acquisition of Rosemount Estates.

Sales from Southcorp's Wine business rose 71% to $711 million and EBITA rose 137% to $138.7 million benefiting from the merger with Rosemount Estates in February 2001.

On a like-for-like basis, Wine sales rose 18% to $711 million and EBITA rose 26% to $138.7 million, driven by the performance of the Penfolds, Rosemount and Lindemans brands in international markets. These brands, together with Wynns, now represent around 75% of total table wine sales compared with 69% in the prior comparable period.

Nearly half of Southcorp's wine earnings in the first half came from North America where EBITA grew 53% to $65.8 million. The performance in Europe was also strong with earnings up 33% to $34.4 million. Overall International growth was 45% with EBITA rising to $100.2 million. Australasian earnings declined by 6% to $38.5 million.



Dividend

Directors have declared an interim dividend of 11.0 cents per share fully franked. This compares to the previous interim dividend of 10.0 cents per share 50% franked. The dividend will be paid on 1 July 2002 to shareholders registered as at 27 May 2002. Shares will be quoted ex-dividend on the Australian Stock Exchange from 21 May 2002.

Overview

The first half result was driven by strong earnings growth in Wine and a profit on the sale of the non-core Water Heater business. The result also reflects early benefits from our merger with Rosemount Estates including very strong international growth and pleasing operating efficiency improvements across the business. We are on track to achieve around $15 million of integration benefits this year with around $5 million achieved in the 6 months to December 2001.

A pleasing aspect for the period was the 88% rise in Wine operating cash flow to $40 million for the six months to December 2001 due to increased profit, reduced capital expenditure and working capital management.


WINE
MAKER
OF THE
YEAR

Southcorp Limited Profit Statement

($ MILLION)	H1 2001	H1 2002	% CHANGE
Sales Revenue*	$1,365	$1,068	−21.8%
Wine	$417	$711	+70.5%
Discontinued businesses	$948	$357	−62.3%
EBITA	$151.1	$167.3	+10.7%
Wine	$58.5	$138.7	+136.9%
Discontinued businesses	$92.6	$28.6	−69.1%
Net Borrowing Costs	$35.1	$39.0	+11.2%
Tax	$28.3	$26.8	−5.4%
Outside Equity Interests	$0.8	$0.5	
NOPAT (before amortisation)	$86.9	$101.0	+16.2%
Amortisation	$6.6	$20.8	+214.3%
NOPAT	$80.3	$80.2	−0.2%
Profit after tax on sale of businesses	$0.0	$129.9	
NPAT	$80.3	$210.1	+161.5%

** Does not include Other Revenue*

The company has virtually completed its exit from its Water Heater business. Negotiations are at an advanced stage with a purchaser for the North American business, which is now carried at a written down value for sale. We remain on track to complete the exit from the Water Heater business this financial year. Following the receipt of funds from the sale of the Water Heater business after the balance date, gearing (net debt/equity) has fallen from 78% last year to the current level of around 43%.

A highlight of the first half result was the performance of the Company's icon brand, Penfolds, which achieved 58% volume growth and 91% revenue growth in the first half. This performance means that Southcorp is already ahead of plan to meet its 5 million case, 23% per annum growth target over 5 years announced last November. The successful launch of the new Thomas Hyland range and release of the Rawsons Retreat range into the United States saw Penfolds' first half sales exceed the total volume of Penfolds exported to that market during the whole of last year.

Outlook

The international outlook for our wine brands remains positive despite increased competition in all markets. Mr Lambert said, "In the second half we expect to achieve solid volume growth for our core brands of Rosemount, Lindemans, Wynns and Penfolds as we continue our release of new products into the key US market. I believe we are well positioned to continue our solid growth for the full year."

International Growth

Southcorp's wine performance continues to be driven by international growth.



Volume
Sales
EBITA
100%
80%
60%
40%
20%
0%
Americas
Europe
Australasia
H1 2001
H1 2002
H1 2001
H1 2002
H1 2001
H1 2002

- Includes Rosemount financial results in 6 months to 31 December 2000
- Excludes bulk wine sales
- EBITA: Earnings Before Interest, Tax and Amortisation

EST 1844 Penfolds

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS


Wilhelmsen Lines
TAGUS

In the six months to 31 December 2001 Earnings Before Interest, Tax and Amortisation from international markets grew 45% to $100.2 million.

Join the people from around the world who have visited our website

www.southcorp.com.au

Southcorp Limited
Registered Office and Head Office
Southcorp Wines Head Office

403 Pacific Highway
Artarmon NSW 2064, Australia
Telephone: (612) 9465 1000
Facsimile: (612) 9465 1181